

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2010

Mr. Thomas K. Sterner
Chairman and Chief Executive Officer
Fraternity Community Bancorp, Inc.
764 Washington Boulevard
Baltimore, Maryland 21230

Re: Fraternity Community Bancorp, Inc.
     Registration Statement on Form S-1
     Amendment Number 1
     Filed December 15, 2010
     File number 333-170215

Dear Mr. Sterner:

    We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

How We determined the Offering Range, page 3
We have had losses and low earnings…, page 12

1. Revise to disclose why it was appropriate to determine the value using a peer group that was underperforming, specifically addressing why it was appropriate in determining the value to use a peer group that consisted of thrifts having an ROA of under 0.25%.

The recent economic downturn…, page 15

2. Please provide specific information in your risk factors when available. Please quantify here the decline in loan originations during 2010 and your new statement at the bottom of page 50 that this is due to "declining real estate market conditions in (your) market area."

Our Business, page 35
Residential Construction Loans, page 38

3. We note your response to comment 13 of our letter dated November 29, 2010, stating that the two borrowers whose terms were extended on the speculative construction loans were not experiencing financial difficulty. However, we note in your disclosures that the $1.6 million speculative construction loan with extended terms was classified as substandard at September 30, 2010. In your original registration statement, you stated that one of the speculative construction loans was considered substandard and two were considered special mention. Please clarify to us and revise to state if the $500 thousand loan that was extended had a substandard or special mention classification. Further, we note your disclosures stating that certain borrowers had difficulties selling the completed residences. Please clarify to us and revise your document to explain if either of the two borrowers who had the terms extended on their loans were included in the borrowers having difficulties selling their residences. Given the circumstances described above, please provide persuasive evidence which will support the judgments and determinations you made as to why you did not consider the two loans with extended terms to not be considered troubled debt restructurings. Please consider ASC Topic 470-60-15-9 to 13 in your response. We would also appreciate any update on these loans, their classification and the impact on the accounting treatment through the date of your planned response, if available.

4. As a related matter, we note your disclosure on page 39 stating your two loans which have extended terms are performing in accordance with their terms. Please clarify if they are performing in accordance with their original terms or extended terms. We may have further comments upon review of your response.

Management's Discussion and Analysis, page 43
Analysis and Determination of the Allowance for Loan Losses, page 67

5. We note your response to comment 15 of our letter dated November 29, 2010 stating it is your policy to not maintain specific reserves against impaired loans. We also note your disclosure on page F-8 stating that "[a]llowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows." Given these statements above, please clarify to us and revise your document to state if you record allowances for impaired loans in the general allowance. Please also explain the circumstances in which you would maintain specific reserves against impaired loans or why this would be even a remote possibility, considering your accounting policy in this area and GAAP.

6. We note your September 30, 2010 net charge-offs of $336,460 exceed your $276,621 allowance for loan loss balance at the beginning of September 30, 2010. Please explain

why your net charge-offs exceeded your beginning allowance for loan loss balance and address our comments below:

- Please revise to disclose your charge-off policies for each type of loan and whether you have revised these policies during any of the periods presented;
- Please revise to discuss the specifics of how you determine a loss event has occurred which warrants a charge-off;
- Please revise to discuss the triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a reserve, as applicable;
- Please revise to discuss how you account for any further deterioration in the impaired loans subsequent to initially marking them to fair value at the time they are determined to be impaired; and
- To the extent you have a significant amount of impaired loans with no valuation allowance, please clarify how you measured impairment on these loans and reconcile the significant deterioration in real estate values in your primary market area with your impairment conclusions.

7. We note that your impaired loans have increased from $0.8 million to $2.2 million and then to $3.9 million from December 31, 2009 to June 30, 2010 and then to September 30, 2010, respectively. We also note your disclosures stating you generally determine fair value of the collateral underlying impaired loans by using third party appraisals. Please tell us and revise future filings to address the following:

- How and when you obtain third party appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs;
- The typical timing surrounding the recognition of a collateral dependent loan as non-performing and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process; and
- Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable.

Financial Statements, page F-2
Note 2 – Investment Securities, page F-12

8. We note your response to comment 19 from our letter dated November 29, 2010. Please explain to us and revise your document to explain management's basis and business purpose for selling the held to maturity security. Please note that the Codification requires you to disclose the circumstances leading to the decision to sell the held to maturity security. Please tell us the dollar amount of the security sold and the gain or loss

recognized upon its sale. We refer you to ASC Topic 320-10-50-10(d) to provide all of the required disclosures. Also, please update your Liquidity Management section of the document, as needed.

You may contact Babette Cooper at 202-551-3396 or John Nolan, Senior Assistant Chief Accountant, at 202-551-3492 if you have questions regarding comments regarding the financial statements and related matters. Please contact David Lyon at 202-551-3421 or me, Michael Clampitt at 202-551-3434 with any other questions.

Sincerely,

Michael Clampitt
Attorney Advisor

By FAX to: Gary Bronstein
            FAX number 202-204-5616